KW 3/28/14

[redacted]

14049443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8-68893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREO Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12400 Wilshire Blvd., Ste. 1100
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Borio (619)276-2501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSE, SNYDER and JACOBS
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd., Suite 490	Encino	CA	91436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gp 3/28

OATH OR AFFIRMATION

I, Joel Montminy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREO Capital Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO/President

Title

Alison Avery #1996333

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ~~_______________~~
2 ~~_______________~~
3 ~~_______________~~
4 ~~_______________~~
5 ~~_______________~~
6 ~~_______________~~

Signature of Document Signer No. 1 ______ Signature of Document Signer No. 2 (if any) ______

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th (Date) day of February (Month), 20 14 (Year), by

(1) Joel Montminy (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Alison K Avery
Signature of Notary Public

ALISON K. AVERY
Commission # 1996333
Notary Public - California
Los Angeles County
My Comm. Expires Oct 30, 2016

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CREO CAPITAL SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2013

CREO CAPITAL SECURITIES, LLC

CONTENTS

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Creo Capital Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Creo Capital Securities, LLC, (the Company) as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creo Capital Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule") is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 27, 2014

CREO CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS	
Cash	$ 375,284
Accounts receivable, net of $0 allowance	25,871
Due from affiliate	406,805
TOTAL CURRENT ASSETS	807,960
TOTAL ASSETS	$ 807,960

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 153,461
COMMITMENTS AND CONTINGENCIES, note 2	
MEMBERS' EQUITY	654,499
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 807,960

See report of independent registered public accounting firm and notes to financial statements.

CREO CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE	
Success fees	$ 2,860,015
Retainer income	253,000
TOTAL REVENUE	3,113,015
EXPENSES	
Compensation, Officers	1,981,160
Compensation, Other	373,997
Occupancy	156,431
Other expense	51,670
Communication	33,259
Professional fees	30,009
Taxes and licenses	18,013
Expense reimbursement	(29,912)
TOTAL OPERATING EXPENSES	2,614,627
NET INCOME	$ 498,388

See report of independent registered public accounting firm and notes to financial statements.

CREO CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Balance at December 31, 2012	$	156,111
Net income		498,388
Balance at December 31, 2013	$	654,499

See report of independent registered public accounting firm and notes to financial statements.

CREO CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	498,388
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets - (increase) decrease:		
Accounts receivable		19,773
Due from affiliate		(391,935)
Other current assets		560
Changes in liabilities - increase (decrease):		
Accounts payable and accrued expenses		149,073
NET CASH PROVIDED BY OPERATING ACTIVITIES		275,859
NET INCREASE IN CASH	$	275,859
CASH, DECEMBER 31, 2012		99,425
CASH, DECEMBER 31, 2013	$	375,284
Supplementary disclosure:		
Franchise state taxes and LLC fees paid in cash	$	6,050

See report of independent registered public accounting firm and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Creo Capital Securities, LLC (the "Company") is a "mergers and acquisitions type" FINRA broker/dealer that provides strategic and financial advisory services, in all industries throughout North America. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities. The Company obtained its broker/dealer license on April 18, 2012.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income. All the years for which the Company has filed income tax returns are subject to examination as of December 31, 2013, and it is the Company's policy to include penalties and interest in its taxes and licenses expense. The Company has not incurred any interest or penalties related to its tax filings.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short-term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the allowance for doubtful accounts. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

See report of independent registered public accounting firm.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

There were no financial instruments subject to these categories at December 31, 2013.

The Company's financial instruments, including accounts receivable, and accounts payable and accrued expenses are carried at cost, which approximates their fair value due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

Cost-Sharing Agreement

The Company is a party to a cost-sharing agreement under which it shares certain costs with Creo Capital Advisors, LLC ("CCA"), which is owned by the members of the Company. These costs include office premises, certain personnel, supplies, leased equipment, telephone, information technology support and electronic file backup services. $607,930 of costs was allocated from CCA to the Company during the year ended December 31, 2013.

Related Party Transactions

The Company makes certain payments to CCA as part of the cost-sharing agreement and to facilitate payments to certain personnel as CCA is responsible for payroll. The Company made payments of $2,496,824 to CCA during the year ended December 31, 2013 to fulfill these transactions. The balance receivable from CCA is $406,805 at December 31, 2013.

3. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital. The net capital of the Company at December 31, 2013 amounted to $221,823. The Company was is compliance with those requirements at December 31, 2013.

4. EXEMPTION FROM REQUIREMENTS INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. As such, the Company is exempt from computing the reserve requirement for the year ended December 31, 2013 under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

5. CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash at a financial institution which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Customers

During the period ended December 31, 2013, the Company generated approximately 92% of its revenue from four clients. Another two clients accounted for 100% of the Company's accounts receivable.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 27, 2014, the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the accompanying financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CREO CAPITAL SECURITIES, LLC as of 12/31/13

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	654,499	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				654,499	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	654,499	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 432,676	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	432,676)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	221,823	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	221,823	3750

OMIT PENNIES

There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2013.

See report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CREO CAPITAL SECURITIES, LLC as of 12/31/13

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	10,231	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	10,231	3760
14. Excess net capital (line 10 less 13)	$	211,592	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	206,477	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	153,461	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	153,461	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	69.18	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

See report of independent registered public accounting firm.

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

February 27, 2014

To Whom It May Concern:

Re: Creo Capital Securities, LLC

We are the auditors for Creo Capital Securities, LLC, and we performed their 2013 annual audit.

This letter is to confirm that the company does not hold customer funds and does not clear customer transactions, and therefore, the Company is exempt under SEC Rule 15c3-3(k)(2)(i) Computation of Reserve Requirements and Information Relating to Possession or Control Requirements.

Should you have any questions, please do not hesitate to contact us.

Very Truly Yours,

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP
Encino, California

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Creo Capital Securities, LLC

In planning and performing our audit of the financial statements of Creo Capital Securities LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610

A *deficiency in internal* control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 27, 2014

CREO CAPITAL SECURITIES, LLC
AGREED-UPON PROCEDURES
DECEMBER 31, 2013

CREO CAPITAL SECURITIES, LLC

CONTENTS

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Creo Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the attached Appendix A with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period ended December 31, 2013, which were agreed to by Creo Capital Securities, LLC (a California limited liability company) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the attached Appendix A either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 27, 2014

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610

Appendix A

SUMMARY OF PROCEDURES AND FINDINGS

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   Findings: We reviewed the Company's general ledger and a copy of cancelled check number 1108 for $3,370, supporting the assessment payment. We also traced the $4,413 pre-assessment fee paid in July 2013 to a copy of August 2013 bank statement. We noted no differences in the listed assessment payment in Form SIPC-7 with the respective cash disbursements record entries.

2. Compare the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2013, with the amounts reported in Form SIPC-7 for the period ended December 31, 2013.

   Findings: We compared the amounts reported in Form SIPC-7 to the audited Form X-17A-5 for the period ended December 31, 2013, noting no differences.

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Findings: The Company had an adjustment of $29,912 in other revenues not related either directly or indirectly to the securities business. We obtained general ledger detail for period ended December 31, 2013 and noted no differences to the adjustment amount in Form SIPC-7.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   Findings: We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, by footing and recalculating the schedules, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (if applicable).

   Findings: There were no overpayment applied to the current assessment.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068893 FINRA DEC
CREO CAPITAL SECURITIES LLC 18*18
12400 WILSHIRE BLVD STE 1100
LOS ANGELES CA 90025-1049

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RON BORIO (619) 276-2501

2. A. General Assessment (item 2e from page 2) $ 7,783

B. Less payment made with SIPC-6 filed (exclude interest) (4,413)
7/23/13
Date Paid

C. Less prior overpayment applied (ø)

D. Assessment balance due or (overpayment) 3,370

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,370

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,370

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CREO CAPITAL SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29TH day of JANUARY, 20 14.

PRESIDENT / CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,142,927
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REIMBURSED EXPENSES (Deductions in excess of $100,000 require documentation)	29,912
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	29,912
2d. SIPC Net Operating Revenues	$ 3,113,015
2e. General Assessment @ .0025	$ 7,783
	(to page 1, line 2.A.)